

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2022

Andross Chan
Chief Executive Officer
Graphex Group Ltd
11/F COFCO Tower
262 Gloucester Road
Causeway Bay, Hong Kong

> **Re: Graphex Group Ltd**
> **Registration Statement on Form F-1**
> **Filed March 4, 2022**
> **File No. 333-263330**

Dear Mr. Chan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed March 7. 2022

Cover Page

1. Please disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Prospectus Summary, page 1

2. We note your response to our prior comment 5 and reissue. Please include these disclosures in your prospectus summary.

3.   We note your response to our prior comment 3. Please explain how you determined that permissions and approvals were not necessary. If the company relied on the advice of PRC counsel, please identify counsel and file the consent of counsel as an exhibit. If the company did not consult counsel, please explain why and the basis for your belief that you are not required to obtain approvals for your operations and offering.

4.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

5.   Please revise page 7 to clarify your reference to the initial public offering completed in 2019.

Cash Transfers within our Organization and Dividend Distribution, page 8

6.   Please disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether you or your subsidiaries have ever faced difficulties or limitations on the ability to transfer cash between subsidiaries, and whether you or your subsidiaries have cash management policies that dictate the amount of such funding.

Summary of Certain Risks Associated with Our Businesses, page 10

7.   Please revise your third bullet point under your summary of risk factors on page 11. Please disclose that the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in your operations and/or the value of the securities you are registering for sale. Please also disclose that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

8.   We note your disclsoure that the Chinese government may intervene or influence your operations at any time, please disclose whether specific limits or restrictions imposed by the PRC will affect you or your subsidiaries' operations based on your particular facts and circumstances.

Risk Factors, page 21

9.   We note your reference on page 46 to the Cyberspace Administration of China's Measures of Cybersecurity Review. Please revise your disclosure to state that these measures

became legally effective as of February 15, 2022.

10. We note your disclosure regarding cash transfers within your organization. Please include appropriate risk factor disclosure.

We may not be able to maintain our tax incentives, page 44

11. Please elaborate on the tax incentives you have been granted so that investors have a better understanding of this risk.

Recent joint statements by the SEC and the Public Company Accounting Oversight Board, page 47

12. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

ADSs holders may not be entitled to a jury trial , page 56

13. Please revise to state whether this provision applies to purchasers in secondary transactions. Please also file your deposit agreement as an exhibit.

Our Business, page 112

14. We note your disclosure that your catering business is currently a single operation in Shanghai, PRC. Please elaborate on the current status of this business and your future plans for this business. Please update your disclosure throughout your prospectus.

Acquisition of Suzhou Industrial Park Wenlvge Hotel Management Company Limited, page 118

15. We note your disclosure that as of January 2021 the case was under review. Please revise your disclosure if there has been an update on this matter.

General

16. We note that there are a number of exhibits that have not yet been filed and are not reflected in the exhibit index. Please update your exhibit index and file your exhibits in a future amendment. Please note that we will need sufficient time to review your exhibits.

17. In your next amendment please ensure you include the proper date on the signature page.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing